Exhibit 2.2

Execution Version

AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO THE AGREEMENT AND PLAN OF MERGER, dated as of June 6, 2021 (this “Amendment”), is entered into by and among Bonanza Creek Energy, Inc., a Delaware corporation (“Parent”), Raptor Eagle Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Extraction Oil & Gas, Inc., a Delaware corporation (the “Company”). Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties”.

WHEREAS, on May 9, 2021, the Parties entered into the Agreement and Plan of Merger (the “Merger Agreement”);

WHEREAS, Parent and the Company entered into the Joint Bidding Agreement and Consent dated as of May 18, 2021 to jointly pursue a potential acquisition of CPPIB Crestone Peak Resources America Inc.; and

WHEREAS, in accordance with Section 9.12 of the Merger Agreement, the Parties desire to amend the Merger Agreement as set forth herein.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

1.                  Definitions. Each capitalized term used but not otherwise defined herein shall have the meaning ascribed to such term in the Merger Agreement, as amended hereby.

2.                  Consent to Parent/Condor Merger Agreement. Each party hereby consents to the entry by the other Parties and, in the case of Parent, its wholly owned Subsidiaries, into that certain Agreement and Plan of Merger dated as of June 6, 2021 among, Parent, Raptor Condor Merger Sub 1, Inc., Raptor Condor Merger Sub 2, LLC, Crestone Peak Resources LP, CPPIB Crestone Peak Resources America Inc., Crestone Peak Resources Management LP and, solely for purposes of certain provisions therein, the Company (the “Parent/Condor Merger Agreement”). Each Party hereby waives any claim it may have against another party or its Subsidiaries as a result of the entry into, compliance with and consummation of the transactions contemplated by, the Parent/Condor Merger Agreement.

3.                  Amendments to the Merger Agreement.

(a)                The seventh sentence of Section 5.2(b) is hereby amended and restated to read as follows:

“Except as set forth in this Section 5.2, and except for changes since the Measurement Date resulting from the exercise of stock options outstanding at such date (and the issuance of shares of Parent Common Stock thereunder, which were reserved for issuance as set forth in Section 5.2(a)), stock grants or other awards granted in accordance with Section 6.2(b)(ii), or pursuant to the Agreement and Plan of Merger dated as of June 6, 2021 among, Parent, Raptor Condor Merger Sub 1, Inc., Raptor Condor Merger Sub 2, LLC, Crestone Peak Resources LP, CPPIB Crestone Peak Resources America Inc., Crestone Peak Resources Management LP and, solely for purposes of certain provisions therein, the Company (the “Parent/Condor Merger Agreement”), there are outstanding: (1) no shares of Parent Capital Stock, Voting Debt or other voting securities of Parent; (2) no securities of Parent or any Subsidiary of Parent convertible into or exchangeable or exercisable for shares of Parent Capital Stock, Voting Debt or other voting securities of Parent, and (3) no options, warrants, subscriptions, calls, rights (including preemptive and appreciation rights), commitments or agreements to which Parent or any Subsidiary of Parent is a party or by which it is bound in any case obligating Parent or any Subsidiary of Parent to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of Parent Capital Stock or any Voting Debt or other voting securities of Parent, or obligating Parent or any Subsidiary of Parent to grant, extend or enter into any such option, warrant, subscription, call, right, commitment or agreement.

(b)                Clause (d) of Section 5.7 of the Merger Agreement is hereby amended and restated to read as follows:

“liabilities incurred in connection with the Transactions and the transactions contemplated by the Parent/Condor Merger Agreement (the “Parent/Condor Transactions”);”

(c)                Section 6.2(a) of the Merger Agreement is hereby amended and restated to read as follows:

“Except (i) as set forth on Schedule 6.2(a) of the Parent Disclosure Letter, (ii) as expressly permitted or required by this Agreement, (iii) as expressly required without the consent of CPPIB Crestone Peak Resources America Inc. by the Parent/Condor Merger Agreement, (iv) as may be required by applicable Law (including any COVID-19 Measures), or (v) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), Parent covenants and agrees that, until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, it shall, and shall cause each of its Subsidiaries to, use reasonable best efforts to conduct its businesses in the ordinary course, including by using reasonable best efforts to preserve substantially intact its present business organization, goodwill and assets, to keep available the services of its current officers and employees and preserve its existing relationships with Governmental Entities and its significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it; provided, however, that no action or inaction by Parent or its Subsidiaries with respect to the matters specifically addressed by any provision of Section 6.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision of Section 6.2(b).”

(d)                The preamble to Section 6.2(b) of the Merger Agreement is hereby amended and restated as follows:

“Except (i) as set forth on Schedule 6.2(b) of the Parent Disclosure Letter, (ii)  as expressly required by this Agreement, (iii) as expressly permitted or required without the consent of CPPIB Crestone Peak Resources America Inc. by the Parent/Condor Merger Agreement, (iv) as may be required by applicable Law or (v) as otherwise consented to by the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, Parent shall not, and shall cause its Subsidiaries not to:”

(e)                Section 6.9(d) of the Merger Agreement is hereby amended by replacing the defined term “Company Employee” used therein with the defined term “Continuing Employee.”

(f)                 Section 6.9(e) of the Merger Agreement is hereby amended by replacing the defined term “Company Employee” used therein with the defined term “Continuing Employee.”

(g)                Section 6.9(f) of the Merger Agreement is hereby amended by replacing the defined term “Company Employee” used therein with the defined term “Continuing Employee.”

(h)                Section 6.9(g) of the Merger Agreement is hereby amended by replacing the defined term “Company Employee” used therein with the defined term “Continuing Employee.”

(i)                 Section 6.9(h) of the Merger Agreement is hereby amended and restated to read as follows:

“Nothing in this Agreement shall constitute an establishment or termination of, or an amendment to, or be construed as establishing, terminating or amending, any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.9 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company, Parent or any of their respective Affiliates), other than the Parties and their respective permitted successors and assigns, any third party beneficiary, legal or equitable or other rights or remedies (including with respect to the matters provided for in this Section 6.9) under or by reason of any provision of this Section 6.9. Nothing in this Section 6.9 is intended to (i) prevent Parent, the Surviving Corporation or any of their Affiliates from terminating the employment or service of any Person, including a Continuing Employee, at any time and for any reason, (ii) provide any Person any right to employment or service or continued employment or service with Parent or any of its Subsidiaries (including following the Effective Time, the Surviving Corporation) or any particular term or condition of employment or service, or (iii) prevent Parent, the Surviving Corporation or any of their Affiliates from terminating, revising or amending any Employee Benefit Plan sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries.”

(j)                 A new Section 6.25 shall be added to the Merger Agreement to read as follows:

“Section 6.25 Financing Cooperation.

(a)                 Prior to the Closing Date, the Company shall provide, and shall use its commercially reasonable efforts to cause its Affiliates and its and its Affiliates’ representatives to provide, the Parent such cooperation as may be reasonably requested by the Parent with respect to the arrangement of (i) Debt Financing and/or Replacement Financing and (ii) “Replacement Financing” under Section 7.22(a) of the Parent/Condor Merger Agreement; provided that, in each case, such requested cooperation does not unreasonably interfere with operations of the Company and its assets and that any information requested by the Parent is reasonably available to the Company or any of its Affiliates or its or their Representatives. Such cooperation shall include, without limitation, using commercially reasonable efforts to (i) provide historical financial information, lease operating statements and reserve engineering reports and other similar information prepared in the ordinary course of business relating to the Company’s assets and all updates thereto and provide reasonable assistance to the Parent in connection with the preparation of pro forma financial information to be included in any marketing materials to be used in connection with any Debt Financing and/or Replacement Financing, (ii) provide information reasonably requested by the Parent for its preparation of materials for bank information memoranda, offering prospectuses and documents, marketing materials, rating agency presentations and similar documents required in connection with the Debt Financing and/or Replacement Financing, and identify any information contained therein that would constitute material, non-public information with respect to the Company or its securities or any of its assets for purposes of foreign, United States federal or state securities laws, (iii) cause the independent accountants of the Company to provide reasonable assistance to the Parent, consistent with their professional practice, including by participating in accounting due diligence sessions (if reasonably requested by the Debt Financing Sources and/or sources of the Replacement Financing), to provide their consent to use of their audit reports relating to the Company’s assets (if applicable) on customary terms and to deliver a customary comfort letter covering items reasonably requested by the Debt Financing Sources (and/or sources providing the Replacement Financing) in any offering memorandum or prospectus relating to a Debt Financing and/or Replacement Financing, (iv) reasonably cooperate in satisfying the covenants and conditions precedent to any Debt Financing and/or Replacement Financing to the extent such covenants and conditions require the cooperation of the Company, its Affiliates or its or their representatives, (v) furnish all documentation and other information required by governmental authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001 and (vi) reasonably facilitate the Parent’s preparation of the documentation necessary to pledge and mortgage the Company’s assets that will be collateral under the Debt Financing and/or Replacement Financing, including, without limitation, to reasonably assist the Parent in its preparation of disclosure schedules relating to the Company’s assets in connection with Debt Financing and/or Replacement Financing.

(k)                 A new Section 6.26 shall be added to the Merger Agreement to read as follows:

“Section 6.26 Parent/Condor Merger Agreement.

(a)           Notwithstanding anything in this Agreement to the contrary:

(i)        Parent shall not, without the consent of the Company in writing (which consent shall not be unreasonably withheld, delayed or conditioned), (A) consent to any action or inaction by Condor that would violate Section 7.1 of the Parent/Condor Merger Agreement, (B) amend any provision of the Parent/Condor Merger Agreement or waive any obligation of Condor thereunder or (C) knowingly fail to enforce its rights against Condor in respect of any material breach under the Parent/Condor Merger Agreement.

(ii)       Parent shall have the right to terminate the Parent/Condor Merger Agreement in accordance with its terms; provided, however, that Parent shall not terminate the Parent/Condor Merger Agreement without first reasonably consulting with the Company and considering, in good faith, the views of the Company.

(b) Parent shall promptly provide to the Company any material notices, communications or other information provided by Condor to Parent pursuant to Section 7.16(b) of the Parent/Condor Merger Agreement.”

(l)                 Section 8.1(b)(ii) of the Merger Agreement is hereby amended by replacing the date of “November 9, 2021” with “December 6, 2021.”

(m)               Sections 8.3(b) and 8.3(d) of the Merger Agreement is hereby amended by replacing the defined term “Termination Fee” used therein with the defined term “Company Termination Fee.”

(n)                Section 8.3(c) and 8.3(e) of the Merger Agreement is hereby amended by replacing the defined term “Termination Fee” used therein with the defined term “Parent Termination Fee.”

(o)                The initial sentence of Section 8.3(f) of the Merger Agreement is hereby restated as follows:

“In no event shall Parent be entitled to receive more than one payment of the Company Termination Fee. In no event shall the Company be entitled to receive more than one payment of the Parent Termination Fee

(p)                The following definitions are hereby added to Annex A of the Merger Agreement:

“Company Employee” means any current or former employee, consultant, independent contractor or director of the Company or any Subsidiary of the Company.

“Company Termination Fee” means $37,500,000.

“Debt Financing” means any debt financing to be arranged or provided by one or more arrangers, agents, lenders, underwriters, investors, or other financial institutions (any such persons, the “Debt Financing Sources”) at the request of the Parent in connection with financing the Parent/Condor Transactions and payment of related fees, costs and expenses.

“Debt Financing Sources” has the meaning set forth in the definition of “Debt Financing.”

“Parent Termination Fee” means $22,500,000.

(q)                The definition of “Parent Competing Proposal” in Annex A is amended to add the following sentence at the end of the definition: “For the avoidance of doubt, the Parent/Condor Merger Agreement and the transactions contemplated thereby shall not constitute a Parent Competing Proposal.”

(r)                 The Company Disclosure Letter shall be amended with respect to Sections 4.3(c), 4.6(b)(iii), 4.7(d), 4.19(a)(i) and 6.1(b) to include the following: “The entry of the Parent/Condor Merger Agreement and the consummation of the transactions contemplated thereby from and after the date thereof.” The Company Disclosure Letter shall be amended with respect to Section 4.23 to include: “Payment of a fee to the Company FA in connection with the entry the Company’s entry into the Parent/Condor Merger Agreement.”

(s)                The Parent Disclosure Letter shall be amended to (i) include new Schedules 5.6(b) and 5.23, (ii) to include the following in Schedules 5.6(b) and 5.19(a)(i): “The entry of the Parent/Condor Merger Agreement and the consummation of the transactions contemplated thereby from and after the date thereof” and (iii) to include the following in Schedule 5.23: “Payment of a fee to the Parent FA in connection with Parent’s entry into the Parent/Condor Merger Agreement.”

4.                  References to and Effect on the Merger Agreement. On and after the date hereof, each reference in the Merger Agreement to “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” or words of similar import referring to the Merger Agreement, and any reference to the Merger Agreement in any other agreements, instruments and documents executed and delivered in connection therewith, shall mean the Merger Agreement as amended by this Amendment. The provisions set forth in this Amendment shall be deemed to be and shall be construed as part of the Merger Agreement to the same extent as if fully set forth verbatim therein. All references in the Merger Agreement to “the date hereof,” “the date of this Agreement” and words of similar import, and all references to the date of the Merger Agreement in any other agreements, instruments and documents executed and delivered in connection therewith, shall in all instances continue to refer to May 9, 2021.

5.                  Amendment. Except as expressly amended by this Amendment, the terms of the Merger Agreement shall remain unchanged and continue in full force and effect.

6.                  Other Miscellaneous Terms. The provisions of Article IX of the Merger Agreement shall apply mutatis mutandis to this Amendment, and to the Merger Agreement as modified by this Amendment, taken together as a single agreement, reflecting the terms therein as modified hereby.

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IN WITNESS WHEREOF, the Parties have caused this Amendment to be signed by their respective officers thereunto duly authorized as of the date first written above.

PARENT:

Bonanza Creek Energy, Inc.

By:	/s/ Eric T. Greager
Name:	Eric T. Greager
Title:	President and Chief Executive Officer

MERGER SUB:

Raptor eagle MERGER SUB, INC.

By:	/s/ Cyrus D. Marter IV
Name:	Cyrus D. Marter IV
Title:	President and Secretary

Signature Page to Amendment No. 1 to
Agreement and Plan of Merger

COMPANY:

Extraction oil & gas, Inc.

By:	/s/ Tom Tyree
Name:	Tom Tyree
Title:	Chief Executive Officer

Signature Page to Amendment No. 1 to
Agreement and Plan of Merger